

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Larry Wu
Chairman and Chief Executive Officer
GigaCloud Technology Inc
8F, House 9, Creative Industry Park
No. 328 Xinghu Street, Industry Park
Suzhou, Jiangsu Province, People's Republic of China

> **Re: GigaCloud Technology Inc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 2, 2021**
> **CIK No. 0001857816**

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 2, 2021

Prospectus Summary
Corporate History and Structure, page 7

1. We partially re-issue comment 2. In this regard, we note that your response and revised disclosures provide that you will continue your corporate restructuring to obtain direct ownership in all of your VIEs. If known, please disclose the expected timing as to when you will continue your corporate restructuring and obtain direct ownership in all of your VIEs.

Risk Factors

Risks Related to Our Corporate Structure, page 42

2.   Please clarify in a separately captioned risk factor that you are not required by current Chinese law, or any other laws or jurisdictions, to operate your business through a VIE structure because direct foreign ownership of a company operating in your industry and conducting your business activities, as disclosed on page 85, is not subject to restrictions on foreign investment. Please highlight that by voluntarily adopting your current structure, shareholders may be subject to greater uncertainty as to the legality of their share ownership, if true.

Risks Related to the ADSs and this Offering

Your rights to pursue claims against the depositary..., page 67

3.   We note your revised disclosures in response to comment 8, and that the exclusive forum provision in your deposit agreement applies to actions arising under the Securities Act. We re-issue our comment in part. Please revise the risk factor to state that there is uncertainty as to whether a court would enforce such provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Revenues

Product Revenue - Off-platform Ecommerce, page 100

4.   We note the disclosures you provided in response to comment 11. Please describe the expenses you incur from third-party websites and how the amount of the fees are determined. In addition, explain to us the basis for recording (i) expenses associated with product sales to B against revenue and (ii) expenses associated with product sales to C as selling and marketing rather than cost of revenue.

Cost of Revenues, page 101

5.   In regard to cost of services, please explain to us what the costs associated with the operation of the GigaCloud Marketplace represent. In regard to cost of product sales, explain to us why no costs associated with your platform are included when you sell these products through your platform.

Selling and Marketing Expenses, page 102

6.   Please explain to us what platform service fee represents.

Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 111

7.   It is not clear how you changed your discussion in response to comment 13. Please revise your discussions to highlight the significant factors that contributed to the differences in how cash was generated/used between comparative periods presented. For example, discuss and analyze the change in net cash used of $6.5 million for the three months ended March 31, 2021, to cash provided of $2.1 million for the three months ended March 31, 2020, and the change of $32.1 million in cash provided between the annual periods 2020 and 2019. Additionally, if not apparent from your analysis, concisely discuss why operating cash was used for the three months ended March 31, 2021. Refer to the guidance noted in the previous comment for assistance in preparing your disclosure.

Regulations
Regulatory Overview of the PRC
Regulations Relating to Foreign Investment, page 135

8.   We note your response to comment 18, and that none of your business operated by your PRC subsidiaries is subject to PRC regulations that restrict or prohibit foreign ownership in China. Please revise your disclosure in this section to clarify as much.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-14

9.   Please explain to us and disclose in the notes to the financial statements your accounting for the remorse protection program disclosed on page 98.

(m) Revenue recognition, page F-18

10. You disclose on page 122 your commission is typically set at 5% with step downs based on monthly sales volume. This appears to be variable consideration. Please provide disclosure about this pursuant to ASC 606-10-50-12.b and 50-20.a, b and c.

General

11. In light of recent events that indicate greater oversight by the Cyberspace Administration of China in terms of data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jennifer López at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin Su